Exhibit 99.1

RDA Microelectronics Announces Receipt of Acquisition Proposal

SHANGHAI, China, November 7, 2013 — RDA Microelectronics, Inc. (NASDAQ:RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced that its Board of Directors (the “Board”) received a preliminary, non-binding proposal letter (the “Unigroup Proposal”) from Tsinghua Unigroup Ltd. (“Unigroup”), an operating subsidiary of Tsinghua Holdings Co. Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China, pursuant to which Unigroup proposes to acquire the Company for US$18.00 in cash per American Depositary Share of the Company (the “ADSs,” each ADS representing six ordinary shares of the Company).  A copy of the proposal letter is attached hereto as Appendix 1.

At the time of its delivery of the Unigroup Proposal to the Board on October 25, 2103, Unigroup requested the Board to refrain from disclosing the Unigroup Proposal to the public during a 21-day period and indicated to the Board that Unigroup may retract the Unigroup Proposal if the proposal was disclosed.  On November 7, 2013, Unigroup notified the Board that it withdrew its requirement for confidential treatment of the Unigroup Proposal.

The Board is continuing its review and evaluation of the Unigroup Proposal and the previously disclosed acquisition proposal from Shanghai Pudong Science and Technology Investment Co., Ltd.  No decision has been made with respect to the Company’s response to either proposal or other potential strategic alternatives.  There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to either proposal or any other transaction, except as required under applicable law.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com

Appendix 1 — Unigroup Proposal

Friday October 25th, 2013

The Board of Directors

RDA Microelectronics, Inc.

6/F Building 4, 690 Bibo Road

Pudong District, Shanghai, 201203

People’s Republic of China

Subject: Non-Binding Proposal to Acquire RDA Microelectronics

Ladies and Gentlemen:

Tsinghua Unigroup Ltd. (“Unigroup”), a subsidiary of Tsinghua University, is pleased to submit this preliminary, non-binding proposal to acquire RDA Microelectronics, Inc. (the “Company,” and such transaction the “Acquisition”).

We believe that our proposal as outlined below will provide a very attractive alternative to the Company’s shareholders. Our proposed price of $18.00 per ADS represents a 16.13% premium to the $15.50 per ADS offer received by the Company on September 27th, 2013. Our proposal of $18.00 per ADS also represents a premium of 51.55% to the same 60 trading day volume-weighted average closing ADS price referenced in the non-binding offer received by the Company on September 27th, 2013.

In addition to the large premium that our proposal would deliver to RDA shareholders, we believe that an Acquisition by Tsinghua Unigroup Ltd., which is majority owned by Tsinghua University, a central player in China’s technology and R&D sectors, would provide excellent strategic synergies and position the Company for compelling value creation in key wireless communications markets in China and elsewhere going forward.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. Because of our conviction and readiness to act quickly and decisively should the Board accept our proposal, we have carefully prepared this proposal to provide a high level of detail in our terms and conditions. We are confident in our ability to consummate an Acquisition as described in this letter.

1.     Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS,” each representing six (6) ordinary shares) will be U.S. $18.00 in cash.

2.     Timeline.  If facilitated by the Company, we would prepare and plan to execute Definitive Agreements within three (3) weeks, or sooner if the Company is prepared to expedite our diligence review and negotiations.  We have engaged Morrison & Foerster LLP to advise us in connection with this offer and they are prepared to engage immediately.  If accepted, we are also confident we can close our proposed transaction quickly after shareholder approval is received.

3.     Definitive Agreements.  We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review.  This proposal is subject to execution of Definitive Agreements.

4.     Escrow.  Based on our confidence and decisiveness, our proposal would also provide a reverse termination fee in a RMB escrow of up to 270 million RMB, provided that the Company would agree to an escrowed Company termination fee of the same amount.  Our reverse termination fee would cover our funding risks and PRC government approval risks including MIIT, NDRC, and MOC.  We would fund such RMB escrow upon receipt of shareholder approval for the proposed transaction, provided the Company also funds its equivalent Company termination fee.

5.     Funding.  Although we are confident of our equity funding for the total purchase price of approximately US$890 million, we may consider financing a portion of the aggregate purchase price with debt funding.  If Definitive Agreements are finalized, we would intend, at that time, to provide a guarantee for full funding by Tsinghua Holdings Co. Ltd., our controlling shareholder.  This guarantee for full funding would apply to any equity or debt financing that may be required for the Acquisition.

6.     Due Diligences.  We have already retained advisors and are in a position to commence our due diligence for the Acquisition immediately and upon receiving access to the relevant materials.

7.     Confidentiality.  We request and are confident you will agree with us that we have a shared interest in proceeding in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements.

8.     Further Information About Tsinghua Holdings and Tsinghua Unigroup.  Unigroup is an operating subsidiary of Tsinghua Holdings, a solely state-owned limited liability corporation funded by Tsinghua University that is responsible for managing a substantial majority of Tsinghua University’s commercial assets.  As of December 31st, 2012, Tsinghua Holdings’ total assets approximated 70.4 billion RMB and had EBITDA of approximately 4.07 billion RMB and net income of approximately 1.45 billion RMB for fiscal 2012.  Tsinghua Holdings’ corporate credit rating is AA+ according to CCXI, the Chinese domestic JV partner of Moody’s and the leading credit rating agency in China.  Additional information about Tsinghua Holdings can be found at (http://www.thholding.com.cn/english/simpleindex.aspx).  The other shareholder of Unigroup is Beijing Jiankun Investment Group Co. Ltd. Unigroup’s business lines include high-technology, bio-technology, science park development, and urban infrastructure construction.

9.     No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will arise only upon execution of Definitive Agreements, and in such case will be on the terms provided in such documentation.

In closing, we would like to personally express our commitment to working together in bringing this Acquisition to a successful and timely conclusion.

We look forward to hearing from you regarding our proposal at your earlier convenience with a target of Definitive Agreements being executed by mid November.

Very truly yours,

Tsinghua Unigroup Ltd.

By:	/s/ Zhao, Weiguo
Name:	Zhao, Weiguo
Title:	Chairman and President